UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

(Amendment No. __)*

Republic Bancorp, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

760281 204

(CUSIP Number)

Steven E. Trager

601 West Market Street

Louisville, Kentucky 40202

(502) 584-3600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 14, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760281 204
1.	Names of Reporting Persons. Sheldon G. Gilman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,967

	8.	Shared Voting Power 9,876,512 (1)(2)

	9.	Sole Dispositive Power 12,967

	10.	Shared Dispositive Power 39,307 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,889,479 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 47.96% (3)
14.	Type of Reporting Person (See Instructions) IN

(1) Includes 39,307 shares of Class A Common Stock of the Issuer held by Mrs. Nancy Gilman, the reporting person’s wife.

(2) Includes 7,165,276 shares of Class A Common Stock held of record by Teebank Family Limited Partnership (“Teebank”), 1,753,796 shares of Class B Common Stock held of record by Teebank, 750,067 shares of Class A Common Stock held of record by Jaytee Properties Limited Partnership (“Jaytee”), and 168,066 shares of Class B Common Stock held of record by Jaytee. The reporting person shares voting power over the shares held of record by Teebank and Jaytee with Steven E. Trager and A. Scott Trager, as a member of the voting committees of Teebank and Jaytee.

(3) Percentage was calculated based on the number of shares of Class A Common Stock outstanding as of December 31, 2020 (18,696,607) plus the number of shares of Class A Common Stock into which securities beneficially owned by the reporting person are currently convertible (1,921,862).

ITEM 1.	SECURITY AND ISSUER.

This Schedule 13D is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the Class A voting common stock, no par value (“Class A Common Stock”), of Republic Bancorp, Inc., a Kentucky corporation (the “Issuer”) whose principal executive offices are located at 601 West Market Street, Louisville, Kentucky 40202. This Schedule 13D is being filed as a result of the acquisition of beneficial ownership of Class A Common Stock as described herein, and the loss of the Reporting Person’s Rule 13d-1(d) filing status. This Schedule 13D amends and replaces the Schedule 13G filed by the Reporting Person to report his beneficial ownership of Class A Common Stock, as most recently amended by Amendment No. 13, filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 14, 2018.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)	This Statement is filed by Sheldon G. Gilman (“Mr. Gilman”).

(b)	Mr. Gilman’s business address is 500 W. Jefferson Street, Suite 2100, Louisville, Kentucky 40202.

(c)	Mr. Gilman is retired.

(d-e)	Mr. Gilman has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws during the past five years.

(f)	Mr. Gilman is a United States citizen.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds or other consideration used in the transaction are as described in Item 4, below.

ITEM 4.	PURPOSE OF TRANSACTION.

Mr. Gilman shares voting power over the shares of Issuer stock held of record by Teebank Family Limited Partnership (“Teebank”) with Steven E. Trager and A. Scott Trager, as a member of the voting committee of Teebank. On August 14, 2020, for estate planning purposes, a trust transferred 225 shares of Class A Common Stock and 814,347 shares of Class B Common Stock to Teebank in consideration for one (1) Teebank General Partnership Unit and a number of Teebank Limited Partnership Units equal in value to the aggregate value of the shares of Class A Common Stock and Class B Common Stock that Teebank received (less the value of the General Partnership Unit). The value of the shares of Class A Common Stock and Class B Common Stock was determined using the closing share price on August 14, 2020.

Except as set forth in this Schedule 13D, Mr. Gilman has no present plan or proposal which would relate to or result in:

(a)       The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)      An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)      A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)      Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)      Any material change in the present capitalization or dividend policy of the Issuer;

(f)       Any other material change in the Issuer's business or corporate structure;

(g)      Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)      Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)        A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j)        Any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)	As of the date of this Schedule 13D, Mr. Gilman may be deemed to beneficially own 9,889,479 shares of Class A Common Stock, representing 47.96% of the Issuer’s outstanding Class A Common Stock.

(b)	Number of shares to which Mr. Gilman has:

(i)	Sole power to vote or direct the vote: 12,967

(ii)	Shared power to vote or direct the vote: 9,876,512

(iii)	Sole power to dispose or direct the disposition of: 12,967

(iv)	Shared power to dispose or direct the disposition of: 39,307

The Steven E. Trager Revocable Trust and the Jean S. Trager Trust are the co-general partners of Teebank and Jaytee Properties Limited Partnership (“Jaytee”) and share dispositive power over the shares of Class A Common Stock owned by Teebank and Jaytee, provided that the Jean S. Trager Trust may not cause Teebank or Jaytee to sell, transfer or otherwise dispose of Class A Common Stock without Steven E. Trager’s consent. Steven E. Trager, A. Scott Trager and Mr. Gilman serve as the voting committee having the power to vote shares of Class A Common Stock owned by Teebank and Jaytee. The business address of both Teebank and Jaytee is 601 West Market Street, Louisville, Kentucky 40202.

The Steven E. Trager Revocable Trust is a Kentucky trust having a business address of 601 West Market Street, Louisville, Kentucky 40202, and it has not been convicted in or been a party to a proceeding described in Items 2(d) or 2(e).

The Jean S. Trager Trust is a Kentucky trust having a business address of 601 West Market Street, Louisville, Kentucky 40202, and it has not been convicted in or been a party to a proceeding described in Items 2(d) or 2(e).

Steven E. Trager is a United States citizen having a business address of 601 West Market Street, Louisville, Kentucky 40202, and he has not been convicted in or been a party to a proceeding described in Items 2(d) or 2(e).

Jean S. Trager is a United States citizen having a business address of 601 West Market Street, Louisville, Kentucky 40202, and she has not been convicted in or been a party to a proceeding described in Items 2(d) or 2(e).

A. Scott Trager is a United States citizen having a business address of 601 West Market Street, Louisville, Kentucky 40202, and he has not been convicted in or been a party to a proceeding described in Items 2(d) or 2(e).

Mr. Gilman is a United States citizen having a business address of Lynch, Cox, Gilman & Goodman, P.S.C., 500 W. Jefferson Street, Suite 2100, Louisville, Kentucky 40202, and he has not been convicted in or been a party to a proceeding described in Items 2(d) or 2(e).

(c)	Other than as described in this Schedule 13D, the Reporting Person has not effected any transactions in shares of the Class A Common Stock or Class B Common Stock during the 60 days preceding the date of this Schedule 13D.

(d)	The Steven E. Trager Revocable Trust and the Jean S. Trager Trust (each a beneficial owner of more than five percent of the class), as co-general partners of Teebank and Jaytee, may have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s securities. In addition, Steven E. Trager, as trustee of certain trusts, and A. Scott Trager (each a beneficial owner of more than five percent of the class), among others, are limited partners of Teebank and Jaytee, and thereby possess the right to receive dividends from or the proceeds from the sale of pro rata interests in the Issuer’s securities upon distribution of assets from Teebank or Jaytee.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The limited partnership agreements of Jaytee and Teebank contain certain provisions that may affect transfer or voting of securities of the Issuer. The description set forth in this Item 6 of such agreements does not purport to be complete and is qualified in its entirety by reference to such agreements, which are filed as Exhibits 99.1 – 99.13 to this Schedule 13D, and reference is hereby made to such documents. The Reporting Person is not otherwise a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

99.1	Amended and Restated Agreement of Limited Partnership for Teebank Family Limited Partnership dated as of January 1, 2006.

99.2	Amendment No. 1 to Amended and Restated of Limited Partnership for Teebank Family Limited Partnership dated as of January 1, 2007.

99.3	Amendment No. 1 to Amended and Restated of Limited Partnership for Teebank Family Limited Partnership dated as of January 1, 2012.

99.4	Amendment No. 2 to Amended and Restated of Limited Partnership for Teebank Family Limited Partnership dated as of April 1, 2014.

99.5	Amendment No. 3 to Amended and Restated of Limited Partnership for Teebank Family Limited Partnership dated as of June 3, 2014.

99.6	Amendment No. 4 to Amended and Restated of Limited Partnership for Teebank Family Limited Partnership dated as of March 24, 2016.

99.7	Amendment to Teebank Limited Partnership Agreement dated as of August 14, 2020.

99.8	Amended and Restated Agreement of Limited Partnership for Jaytee Properties Limited Partnership dated as of January 1, 2006.

99.9	Amendment No. 1 to Amended and Restated of Limited Partnership for Jaytee Properties Limited Partnership dated as of January 1, 2007.

99.10	Amendment No. 1 to Amended and Restated of Limited Partnership for Jaytee Properties Limited Partnership dated as of January 1, 2012.

99.11	Amendment No. 2 to Amended and Restated of Limited Partnership for Jaytee Properties Limited Partnership dated as of April 1, 2014.

99.12	Amendment No. 3 to Amended and Restated of Limited Partnership for Jaytee Properties Limited Partnership dated as of June 3, 2014.

99.13	Amendment No. 4 to Amended and Restated of Limited Partnership for Jaytee Properties Limited Partnership dated as of March 24, 2016.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021	By:	/s/ Sheldon G. Gilman
Sheldon G. Gilman